UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 3, 2016

Janus Capital Group Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-15253	43-1804048
(State or other jurisdiction	(Commission file	(IRS Employer
of incorporation)	number)	Identification Number)

151 DETROIT STREET

DENVER, COLORADO 80206

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code

(303) 691-3905

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On October 3, 2016, Janus Capital Group Inc. (“JCG”), a Delaware corporation, Henderson Group plc (“Henderson”), a company incorporated in Jersey, and Horizon Orbit Corp., a Delaware corporation and a direct wholly owned subsidiary of Henderson (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which JCG and Henderson have agreed to, subject to the terms and conditions of the Merger Agreement, effect an all-stock merger of equals strategic combination of their respective businesses by, as of the effective time of the Merger (the “Effective Time”): (i) merging Merger Sub with and into JCG (the “Merger”), with JCG surviving the Merger as a direct wholly-owned subsidiary of Henderson (the “Surviving Corporation”),  (ii) amending Henderson’s Memorandum and Articles of Association so as, among other things, to change the name of Henderson to be Janus Henderson Global Investors plc (“Janus Henderson”), (iii) listing the ordinary shares, par value £0.125, of Henderson (“Henderson Ordinary Shares”) on the New York Stock Exchange (“NYSE”) and, subject to receipt of the necessary approval of the shareholders of Henderson, de-listing the Henderson Ordinary Shares from the London Stock Exchange (“LSE”) and (iv) delisting the shares of common stock, par value $0.01, of JCG (“JCG Common Stock”).

The board of directors of each of JCG and Henderson has unanimously approved the Merger Agreement and the transactions contemplated thereby (the “Transactions”).

Merger Agreement

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each share of JCG Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of JCG that are owned by JCG or any wholly-owned subsidiary of JCG) will be converted into the right to receive 4.7190 Henderson Ordinary Shares (the “Exchange Ratio”).

No fractional shares of Henderson Ordinary Shares will be issued in the Merger, and holders of shares of JCG Common Stock will receive cash in lieu of any such fractional shares.

Registration Statement and Proxy Statement; Listing of Henderson Ordinary Shares

Henderson will prepare and file, as soon as reasonably practicable following the date of the Merger Agreement, with the Securities and Exchange Commission (the “SEC”), a registration statement  in connection with the issuance of Henderson Ordinary Shares in the Merger (the “Registration Statement”), which will include a proxy statement prepared by JCG (the “Proxy Statement”).  Henderson and JCG have agreed to use reasonable best efforts to have the Registration Statement declared effective as promptly as practicable after filing.  JCG agrees to use reasonable best efforts to mail the Proxy Statement to its shareholders as promptly as practicable after the Registration Statement is declared effective.

After the Effective Time, subject to receipt of the necessary approvals, the Henderson Ordinary Shares will be listed on the NYSE and, subject to receipt of the necessary approval of the shareholders of Henderson, the Henderson Ordinary Shares will be delisted from the LSE.

Henderson Shareholder Circular

Henderson will prepare and file with the United Kingdom’s Financial Conduct Authority (the “FCA”), the Jersey Financial Services Commission (the “JFSC”) and the Australian Securities Exchange (the “ASX”), a shareholder circular in connection with Merger (the “Shareholder Circular”). JCG and Henderson have agreed to use reasonable best efforts to obtain formal approval of the Shareholder Circular declared effective concurrently with the date of formal approval of the Registration Statement.

Governance

Under the terms of the Merger Agreement, as of the Effective Time, (i) Richard M. Weil, the current Chief Executive Officer of JCG, will become a co-Chief Executive Officer of Janus Henderson and (ii) Andrew J. Formica, the current Chief Executive Officer of Henderson, will become a co-Chief Executive Officer of Janus Henderson.

Janus Henderson will have a Board of Directors consisting initially of twelve directors, (i) six of whom will be persons designated by the existing Board of Directors of Henderson from the directors of Henderson serving prior to the Effective Time, one of whom will be Mr. Formica and one of whom will be Richard D. Gillingwater, who shall serve as Chairman of the Board of Directors and (ii) six of whom will be persons designated by the existing Board of Directors of JCG, three of whom will be Mr. Weil, a director appointed by Dai-ichi Life Holdings, Inc. (formerly known as The Dai-ichi Life Insurance Company, Limited (“Dai-ichi”)) and Glenn S. Schafer, who shall serve as Deputy Chairman of the Board of Directors.

After the Effective Time, the committees of the Janus Henderson Board of Directors will consist of an Audit Committee, a Nominating/Corporate Governance Committee, a Compensation Committee and a Risk Committee.  The existing Board of Directors of Henderson will select the chairman of the Nominating Committee and the Risk Committee.  The existing Board of Directors of JCG will select the chairman of the Audit Committee and the Compensation Committee.  The existing Board of Directors of each of Henderson and JCG will select two members of each committee.  Each member of the committees shall qualify as “independent” under NYSE and ASX rules.

Conditions to the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) the receipt of shareholder approval of holders of JCG Common Stock of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of JCG Common Stock entitled to vote thereon; (ii) the requisite approval of the shareholders of Henderson of (a) the Transactions, (b) the name change of Henderson, (c) the Amended and Restated Memorandum and Articles of Association of Henderson, (d) the delisting of Henderson Ordinary Shares from the LSE and (e) the payment of the dividend in respect of the second half of the 2016 fiscal year; (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of certain foreign and domestic governmental approvals; (iv) the absence of governmental restraints or prohibitions preventing the consummation of the Transactions; (v) the effectiveness of the Registration Statement and absence of any stop order or proceedings by the SEC; (vi) approval for listing on the NYSE of the Henderson Ordinary Shares; and (vii) receipt of certain third party consents, including consents from regulatory authorities in the United Kingdom and Jersey and a specified level of consents from the Jason-advised U.S. mutual funds. The obligation of each of JCG and Henderson to consummate the Merger is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers).

Certain Other Terms of the Merger Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of JCG and Henderson, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, knowingly encourage or knowingly take any other action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the support of its Board of Directors for the Merger Agreement and the Merger, as applicable, and (iv) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require each of JCG and Henderson to call and hold a special stockholder meeting and, subject to certain exceptions, require each of the Board of Directors of JCG and Henderson to recommend to its stockholders to approve the Merger and, with respect to the Board of Directors of JCG, to adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of JCG and Henderson, including in the event that (i) the Merger is not consummated on or before September 30, 2017 (the “Outside Date”), (ii) the required approvals of the stockholders of JCG or the stockholders of Henderson are not obtained at the respective stockholder meetings or (iii) if any restraint having the effect of preventing the consummation of the Merger shall have become final and nonappealable or if any governmental entity that must grant a requisite regulatory approval has denied approval of the Merger. In addition, JCG and Henderson can each terminate the Merger Agreement prior to the stockholder meeting of the other party if, among other things, the other party’s Board of Directors has changed its recommendation that its stockholders approve the Merger, as applicable, and adopt the Merger Agreement, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the Board of Directors of JCG or Henderson or (ii) a termination of the Merger Agreement by JCG or Henderson because of (a) a failure to obtain the requisite approvals of the stockholders of the other party, (b) a material breach by the other party or (c) because the Merger is not consummated by the Outside Date, in each case set forth in this clause (ii), at a time when there was an offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction, in the case of clause (a) or (b), within 12 months following such date of termination or in the case of clause (c), within 12 months from the Outside Date, JCG or Henderson, as the case may be, will pay to the other party a termination fee equal to $34,000,000 in cash.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about JCG or Henderson. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of JCG and Henderson in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between JCG and Henderson rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about JCG or Henderson.  Investors and stockholders should read the Merger Agreement together with the other information concerning JCG and Henderson that each company files in reports and statements with the SEC or other applicable regulators.

Voting and Support Agreement

In conjunction with the execution of the Merger Agreement, Henderson, JCG and Dai-ichi, have executed and delivered a voting and support agreement, pursuant to which, among other things, Dai-ichi agrees to vote the applicable JCG securities held by it in support of the Transactions.  The voting and support agreement will terminate if, among other things, the Merger Agreement is terminated.

The foregoing description of the voting and support agreement does not purport to be complete and is qualified in its entirety to the full text of the voting and support agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference in its entirety.

Amended and Restated Investment and Strategic Cooperation Agreement

In conjunction with the execution of the Merger Agreement, Henderson, JCG and Dai-ichi have executed and delivered an Amended and Restated Investment and Strategic Cooperation Agreement (the “Amended and Restated Investment Agreement”), which amends and restates the existing Investment and Strategic Cooperation Agreement by and between Dai-ichi and JCG, dated August 10, 2012 (the “Existing Investment Agreement”) (previously disclosed in a Current Report on Form 8-K filed by JCG with the SEC on August 10, 2012 which is incorporated herein by reference in its entirety).  The Amended and Restated Investment Agreement is consistent with the Existing Investment Agreement, subject to certain changes to reflect the continuance of the terms of the Existing Investment Agreement following the Merger, including, for example, the adjustment of certain required ownership percentages of Dai-ichi. If the Merger is not consummated, the terms of the Existing Investment Agreement will be reinstated.

The foregoing description of the Amended and Restated Investment Agreement does not purport to be complete and is qualified in its entirety to the full text of (i) the Amended and Restated Investment Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference in its entirety and (ii) as applicable, the Existing Investment Agreement, which is attached hereto as Exhibit 10.3 and incorporated herein by reference in its entirety.

Item 7.01 Regulation FD Disclosure

On October 3, 2016, JCG and Henderson hosted a conference call with financial analysts and investors to discuss the announcement of the Merger and answer questions.  A copy of the investor presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference in its entirety.

Item 8.01 Other Events

On October 3, 2016, JCG and Henderson jointly issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. JCG does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does JCG intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that JCG anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in JCG’s Annual Report on Form 10-K and those disclosed in JCG’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transactions may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transactions may not be timely completed, if at all; that prior to the completion of the Transactions or thereafter, JCG’s businesses may not perform as expected due to Transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transactions; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transactions; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed Transactions or other matters attributable to JCG or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, JCG claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transactions

This communication is being made in respect of the proposed Transactions involving JCG and Henderson.  This material is not a solicitation of any vote or approval of JCG’s or Henderson’s shareholders and is not a substitute for the proxy statement or any other documents which JCG and Henderson may send to their respective shareholders in connection with the proposed Transactions. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transactions, Henderson intends to file a registration statement containing a proxy statement of JCG and other documents regarding the proposed Transactions with the SEC. Before making any voting or investment decision, the respective investors and shareholders of JCG and Henderson are urged to carefully read the entire registration statement of Henderson, including the proxy statement of JCG, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about JCG, Henderson and the proposed Transactions. Investors and security holders are also urged to carefully review and consider each of JCG’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on

Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

JCG, Henderson and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of JCG’s shareholders in connection with the proposed Transactions. Information about the directors and executive officers of JCG and their ownership of JCG common stock is set forth in JCG’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of JCG’s shareholders in connection with the proposed Transactions may be obtained by reading the proxy statement regarding the proposed Transactions when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Horizon Orbit Corp.*
10.1	Voting and Support Agreement, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc.
10.2	Amended and Restated Investment and Strategic Cooperation Agreement, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc.*
10.3

Investment and Strategic Cooperation Agreement by and between The Dai-ichi Life Insurance Company, Limited and Janus Capital Group Inc., dated August 10, 2012 is hereby incorporated by reference from Exhibit 10.1 to JCG’s Current Report on Form 8-K, dated August 10, 2012 (File No. 001-15253)

99.1	Investor Presentation, dated October 3, 2016.
99.2	Press Release, dated October 3, 2016, jointly issued by Janus Capital Group Inc. and Henderson Group plc.

*Certain exhibits and schedules have been omitted, and JCG agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: October 3, 2016	By:	/s/ David W. Grawemeyer
David W. Grawemeyer
Executive Vice President and General Counsel

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Horizon Orbit Corp.*
10.1	Voting and Support Agreement, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc.
10.2	Amended and Restated Investment and Strategic Cooperation Agreement, dated October 3, 2016, by and among Janus Capital Group Inc., Henderson Group plc and Dai-ichi Life Holdings, Inc.*
10.3

Investment and Strategic Cooperation Agreement by and between The Dai-ichi Life Insurance Company, Limited and Janus Capital Group Inc., dated August 10, 2012 is hereby incorporated by reference from Exhibit 10.1 to JCG’s Current Report on Form 8-K, dated August 10, 2012 (File No. 001-15253)

99.1	Investor Presentation, dated October 3, 2016.
99.2	Press Release, dated October 3, 2016, jointly issued by Janus Capital Group Inc. and Henderson Group plc.